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EXHIBIT 4.4

                  Consulting contract Between Softlink, Inc.
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                            and Christopher J. Daly
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This Agreement is made on July 31, 1998, between Softlink, Inc., a Nevada
Corporation, ("Company"), with principal place of business at 2041 Mission College Blvd., Ste. 156, Santa Clara California 95054, and Christopher J. Daly, an individual, ("Consultant"), with place of business at 12415 Cloudesly Drive, San Diego, California 92128.

                                    Recital

Company desires to hire Consultant because of Consultant's business experience and expertise in marketing, software, internet and product development.

1.0  Term of Contract
This agreement shall become effective from August 1, 1998, and will continue in effect for one year with an option to renew for one year unless terminated earlier.

2.0  Duties of Consultant
Consultant will serve Company by assisting in the development of a marketing strategy/plan and the product plan for the Company's products and businesses or in a capacity with greater responsibility or authority to the best of Consultant's ability under the direction of the Chief Executive Officer and/or the board of directors of Company.

3.0  Compensation
Consultant shall be paid a retainer of $20,000 at the signing of this agreement for the first two months of service. Consultant shall be paid $10,000 in October, 1998 in two equal installments of $5,000 on October 1st and October 16th. For the subsequent nine months, Consultant shall be paid $2,000 per month on the first day of each month.

Consultant will receive an option to purchase 60,000 stares of Company's common stock at a price of $1.20 a share. The Consultant has a period of five years from the date of vesting to exercise the stock purchase option. The option will vest monthly at a rate of 5,000 shares a month.

4.0  Failure to Pay Consultant
The failure of Company to pay Consultant as provided above may, in Consultant's sole discretion, be deemed a breach of this agreement, and unless such breach is cured within 15 days after written notice to Company, the breach of contract issue shall be subject to binding arbitration under terms of the American Arbitration Association.

5.0  Reimbursement of Expenses
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Company shall reimburse Consultant for reasonable out-of-pocket pre-approved expenses that Consultant shall incur in connection with Consultant's services for Company, on presentation by Consultant of appropriate vouchers to Company within 10 days.

6.0  Termination And Renewal of Agreement
An agreement to exercise the one-year option will be mutually agreed upon by both parties in writing three months prior to the end of the term of the agreement. If the option is not exercised., the parties are on notice that the agreement will terminate on July, 31, 1999. Company may terminate this agreement without cause at any time with 30-day notice. If the Company terminates Consultant without cause prior to July 31 1999, than 100% of the any option to purchase common shares granted Consultant by Company should immediately vest.

7.0  Confidential Information
It is understood between the parties that, during the term of the Agreement, Consultant will deal with confidential information that is Company's property used in the course of its business or other business confidential information. Consultant shall treat as confidential any information obtained by Consultant concerning business, products, techniques, methods, systems, prices, plans or policies of the Company or Company's customers.

8.0  General
This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements, arrangements, and understandings with respect thereto. This Agreement is made under and shall be construed pursuant to the laws of the State of California, in the County of Santa Clara, as if the agreement was made and entered into by both parties within the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above.


Consultant                               Company:
Christopher J. Daly                      Softlink, Inc.



/s/ CHRISTOPHER J. DALY                  /s/ JOHNSON T. LEE
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Christopher J. Daly                      Johnson T. Lee, President